AMENDMENT NO. 1 TO THE AMENDED AND RESTATED LICENSE AGREEMENT

This Amendment (this “Amendment”) to the Amended and Restated License Agreement, dated April 14, 2020 is made and effective as of this day of October, 2020 (the “Amendment Effective Date”), by and between First Trust Portfolios L.P, (“First Trust”) and, Nasdaq, Inc., (“Nasdaq” or “Index Provider”) each individually a “Party” and collectively “Parties.” Capitalized terms used in this Amendment and not otherwise defined shall have the meanings as provided in the Agreement.

WHEREAS, the Parties entered into that certain Amended and Restated License Agreement dated April 14, 2020 (the “Agreement”);

WHEREAS, the Parties wish to amend the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein, and for other good and valuable consideration, the receipt of which and sufficiency of which is hereby acknowledged, Nasdaq and First Trust hereby agree as follows:

1.	Exhibit A, Section 2. Exhibit A, Section 2 shall be amended to correct the name of the Index Provider Enhanced Indexes. For purposes of clarity, Exhibit A Section 2 shall be replaced in its entirety with the following:

2.	Index Provider Enhanced Indexes (for use by First Trust pursuant to the terms of this agreement)

•	NASDAQ Capital Strength Index/The Capital Strength Index™
•	The Capital Strength Net Fee Index
•	The Capital Strength Total Return Index
•	NASDAQ International Developed Capital Strength Index/The International Developed Capital Strength Index℠
•	NASDAQ International Developed Capital Strength Index/The International Developed Capital Strength Index Net Fee Index
•	NASDAQ International Developed Capital Strength Index/The International Developed Capital Strength Index Total Return Index

Index Provider Enhanced Indexes (for use by third parties pursuant to the terms of this agreement)

•	The Capital Strength Index™
•	The Capital Strength Net Fee Index
•	The Capital Strength Total Return Index
•	The International Developed Capital Strength Index℠
•	The International Developed Capital Strength Index Net Fee Index
•	The International Developed Capital Strength Index Total Return Index

3.	Exhibit A, Section 3. Exhibit A, Section 3 shall be amended to include the following First Trust Provider Products:

•	First Trust International Developed Capital Strength ETF

4.	Exhibit C. Exhibit C shall be amended to include the following:

First Trust International Developed Capital Strength ETF	First Trust shall pay to Index Provider an annual license fee (the “Fee”) three basis points (0.03%) of the average daily net assets of the fund (“Basis Point Fee”).

At the end of each of the quarter of each calendar year during the Term, First Trust shall calculate the average daily net asset value of the fund during the quarter and multiply such amount by 0.0003 and divide the resulting product by 4 resulting in the quarterly payment to be paid to Index Provider by First Trust.

Each quarterly payment shall be accompanied by a statement setting forth the calculations on which the payment is based and shall be paid within thirty (30) days of the close of quarter.

5.	Order of Precedence. The terms of this Amendment supersede provisions in the Agreement only to the extent that the terms of this Amendment and the Agreement expressly conflict. Unless expressly amended herein, all provisions of the Agreement remain intact and in full effect. Nothing in this Amendment should be interpreted as invalidating the Agreement.

6.	Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document

IN WITNESS WHEREOF, the Parties have, through their duly authorized officers, executed this Amendment as of the Effective Date.

First Trust Portfolios L.P. (“Licensee”)		Nasdaq, Inc. (“Nasdaq”)
By:	/s/ James M. Dykas	By:	/s/ Terry Wade
Name:	James M. Dykas	Name:	Terry Wade
Title:	CFO	Title:	SVP
Date:	10/13/20	Date	October 19, 2020 | 10:58 EDT